UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.3)

Teton Energy Corporation
(Name of Issuer)

Common Stock par value $.001
(Title of Class of Securities)

881628101
(CUSIP Number)

Harris I. Sufian, Esq.

FIRST NEW YORK SECURITIES LLC
90 Park Avenue 5th Floor
New York, New York 10022
212-331-6853
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

     November 3, 2008
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS First New York Securities LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,559,635
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,559,635
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,635
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14		TYPE OF REPORTING PERSON BD

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS Thomas F. Donino I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 436,632
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 436,632
	10	SHARED DISPOSITIVE POWER 1,234,635
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,671,267
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14		TYPE OF REPORTING PERSON IN

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS BATL Management LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 220,568
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 220,568
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,568
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No.	13D
1		NAMES OF REPORTING PERSONS Lee Higgins I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,830
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 80,830
	10	SHARED DISPOSITIVE POWER 325,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,830
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON IN

Schedule 13D

Item 1.    Security and Issuer.

This Amendment No. 3 to Schedule 13D, is being filed by the undersigned to amend and supplement the Statement on Schedule 13D filed by First New York Securities LLC ("FNYS"), BATL Management LP ("BATL") and, Thomas F. Donino ("Mr. Donino" and together the "Original Reporting Persons"), on June 6, 2007 (as amended by Amendment No. 1, filed by the Original Reporting Persons and Lee Higgins ("Mr. Higgins" and together with the Original Reporting Persons, the "Reporting Persons") on February 5, 2008, and Amendment No. 2 filed by the Reporting Persons on March 18, 2008, collectively the "Statement"), with respect to the common stock, par value $0.001 (the “Common Stock”), of Teton Energy Corporation., a Delaware company (the “Company”).  The principal executive offices of the Company are located at 410 17th Street, Suite 1850, Denver, Colorado 80202.

Item 2.    Identity and Background

The third paragraph of Item 2 of the Statement is hereby amended and restated as follows:

Mr. Donino, whose business address is 90 Park Avenue, 5th Floor, New York, New York 10016, is a member of FNYS, who shares discretionary authority over certain of its trading accounts.  Mr. Donino is also solely responsible for the investment activities of BATL (see below), and the following accounts: Thomas Donino C/F Brittany Donino UGMA/NY; Thomas Donino C/F Alyson Donino UGMA/NY; and Thomas F. Donino IRA JPMCC CUST. (collectively, the “Donino Accounts”).

The fourth paragraph of Item 2 of Amendment No. 1 is hereby amended and restated as follows:

Mr. Higgins, whose business address is 90 Park Avenue, 5th Floor, New York, New York 10016, is a Partner of FNYS, who shares discretionary authority over certain of its trading accounts.  Mr. Higgins is also solely responsible for the investment activities of the Lee Higgins UTMA for Kylie Higgins, Lee Higgins Rollover IRA and Lee Higgins Joint Account. (collectively, the “Higgins Accounts”).

Item 3.    Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

Since March 18, 2008, the amount of funds expended by FNYS was $1,557,708.10; by BATL was $21,125.26; by Mr. Donino for the Donino Accounts was $758,928.97; and by Mr. Higgins for the Higgins Accounts was $114,577.50.

Item 5.    Interest in Securities of the Issuer.

The information contained in Item 5 is hereby amended and restated in its entirety.

(a)           As of November 6, 2008, the Reporting Persons beneficially own an aggregate of 2,077,097 shares of Common Stock, representing approximately 9.5% of the outstanding

Common Stock.1  FNYS beneficially owns 1,559,635 of such shares, representing approximately 7.1% of the Common Stock outstanding, Mr. Donino beneficially owns 1,671,267 of such shares, representing approximately 7.6% of the Common Stock outstanding, BATL beneficially owns 220,568 shares, representing approximately 1% of the Common Stock outstanding and Mr. Higgins beneficially owns 405,830 shares of Common Stock, representing approximately 1.8% of the outstanding Common Stock.

(b)           Mr. Donino shares dispositive power over 1,234,635 shares of Common Stock owned by FNYS.  As Managing Partner of BATL, Mr. Donino has sole voting and dispositive power over the 220,568 shares of Common Stock owned by BATL.  By virtue of his control over the Donino Accounts, Mr. Donino has voting and dispositive power over 27,364 shares of Common Stock, which includes 10,700 held in custody for each of his children, Brittany Donino and Alyson Donino.  Mr. Donino disclaims beneficial ownership of the shares of Common Stock owned by FNYS, BATL and the Donino Accounts, except to the extent of his actual economic interest therein.

Mr. Higgins shares dispositive power over 325,000 shares of Common Stock owned by FNYS.  By virtue of his control over the Higgins Account, Mr. Higgins has voting and dispositive power over 80,830 shares of Common Stock.  Mr. Higgins disclaims beneficial ownership of the shares of Common Stock owned by FNYS and the Higgins Account, except to the extent of his actual economic interest therein.

(c)           Except for the transactions set forth in Schedule I annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.  All such transactions were effected in the open market.

(d)           Not applicable.

(e)           Not applicable.

Item 7.    Material to be Filed as Exhibits.

The information contained in Item 7 of the Statement is hereby amended and supplemented as follows.

A.	Agreement of joint filing, dated November 6, 2008, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

-------------------------------------------------
1 Based on 21,938,002 shares of common stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  November 6, 2008

                                                    FIRST NEW YORK SECURITIES L.L.C.

                                                    By: /s/ Harris I. Sufian
                                                       Name: Harris I. Sufian
                                                       Title: Managing Member

                                                    BATL MANAGEMENT LP

                                                    By: /s/ Thomas F. Donino
                                                       Name: Thomas F. Donino
                                                       Title:   Managing Partner

                                                    /s/ Thomas F. Donino
                                                    Thomas F. Donino

                                                    /s/ Lee Higgins
                                                    Lee Higgins

SCHEDULE I

All transactions reported in this Schedule were effected on the American Stock Exchange and on one or more electronic communication networks.

This table sets forth information with respect to each purchase of Common Stock which was effectuated by First New York Securities LLC in the last 60 days.

	Trade Date	Buy/Sell	Quantity	Price per share ($)	Net Amount
Account No. 1010166922
	09/29/08	B	16,400	2.74	45,396.84
	09/30/08	B	18,590	2.92	54,890.69
	09/30/08	B	5,479	2.83	15,499.72
	10/01/08	B	10,000	2.97	29,827
	10/02/08	B	50,000	2.65	134,070
	10/02/08	B	5,000	2.79	13,943.50
	11/03/08	B	2,500	1.5	3,770
	11/03/08	B	64,800	1.57	102,338.64

Account No. 1010177127
	10/14/08	B	295,000	2.17	640,150
	10/24/08	B	2,600	1.8	4,680
	10/28/08	B	13,800	1.40	19,254.70
	10/29/08	B	6,600	1.54	10,143
	10/30/08	B	5,000	1.56	7,823

This table sets forth information with respect to each purchase of Common Stock which was effectuated by BATL
Management LP in the last 60 days.

Trade Date	Buy/Sell	Quantity	Price per share ($)	Net Amount

11/03/08	B	13,668	1.54	21,125.26

This table sets forth information with respect to each purchase of Common Stock which was effectuated by Mr. Higgins for the Higgins Accounts in the last 60 days.

Trade Date	Buy/Sell	Quantity	Price per share ($)	Net Amount

10/28/08	B	1,500.00	1.50	2250
11/03/08	B	3,330.00	1.45	$4,828.50
11/03/08	B	5,000.00	1.55	$7,750.00
11/03/08	B	5,000.00	1.56	$7,800.00
11/03/08	B	10,000.00	1.54	$15,400.00

This table sets forth information with respect to each purchase of Common Stock which was effectuated by Mr. Donino for the Donino Accounts in the last 60 days.

Trade Date	Buy/Sell	Quantity	Price per share ($)	Net Amount

10/21/08	S	20,000	2.10	41,847.76
11/03/08	B	90,000	1.54	139,104

Exhibit A
Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  November 6, 2008

                                                    FIRST NEW YORK SECURITIES L.L.C.

                                                    By: /s/ Harris I. Sufian
                                                       Name: Harris I. Sufian
                                                       Title: Managing Member

                                                    BATL MANAGEMENT LP

                                                    By: /s/ Thomas F. Donino
                                                       Name: Thomas F. Donino
                                                       Title:   Managing Partner

                                                    /s/ Thomas F. Donino
                                                    Thomas F. Donino

                                                    /s/ Lee Higgins
                                                    Lee Higgins